

November 29, 2012

Via E-mail
Dr. Jean-Claude E. Gehret
President and Chief Executive Officer
E C Consulting International, Inc.
Im Aeschfeld 12
CH-4147 Aesch, Switzerland

> **Re:** **E C Consulting International, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed November 21, 2012**
> **File No. 333-183011**

Dear Dr. Gehret:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis…, page 22

1. We note your response to comment 2 of our letter dated October 31, 2012 and we reissue our prior comment. We note your disclosure on page 22 that you "increasingly subcontract with other seminar providers." Please tell us whether your subcontracts with the seminar providers are material contracts required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. In particular, please tell us whether your business is substantially dependent on such contracts. If you determine the subcontracts are material contracts, please also revise your disclosure to identify the seminar providers in the prospectus and describe the material terms of your arrangements.

Operations, page 23

2.   We note you have not revised your disclosure in response to comment 3 of our letter
        dated October 31, 2012. We therefore reissue our prior comment. We direct your
        attention to the third paragraph under the "Liquidity" section on page 24 which refers to
        your one customer. Please revise to identify this one customer and add a risk factor
        regarding your dependence on such customer.

Financial Statements

Note 3 – Note Payable, page F-13

3.   We note you indicate on page F-13 that the Company received a loan of $3,741 from an
        unaffiliated entity. Please revise your disclosure to identify the lender.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

           Sincerely,

           /s/ Sonia Barros

           Sonia Barros
           Special Counsel

cc: Frank J. Hariton
       Via E-mail